14045971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fenwick Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5217 Lovers Lane
(No. and Street)

Kalamazoo	MI	49008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Arnold 269-382-5280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seber Tans, PLC
(Name – *if individual, state last, first, middle name*)

555 West Crosstown, Suite 304	Kalamazoo	MI	49008
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2014
04 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Arnold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fenwick Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Valeria J. Wilkinson, Notary Public
State of Michigan, County of Kalamazoo
My Commission Expires 12/9/2017
Acting in the County of Kalamazoo

Eric A. Arnold
Signature

PRINCIPAL
Title

Valeria J. Wilkinson
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FENWICK SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2013 and 2012

TABLE OF CONTENTS

SEBER TANS, PLC
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Fenwick Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Fenwick Securities, Inc. (a Michigan Corporation), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fenwick Securities, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

555 W. Crosstown Parkway, Suite 304
Kalamazoo, Michigan 49008
www.sebertans.com

Phone (269) 343-8180
Fax (269) 343-5419

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Seber Tans, PLC

Seber Tans, PLC
Kalamazoo, Michigan

February 15, 2014

Fenwick Securities, Inc.
Statements of Financial Condition
December 31, 2013 and 2012

	2013	2012
ASSETS		
Current Assets		
Cash	$ 10,798	$ 9,277
Accounts receivable	3,344	---
	14,142	9,277
Other Assets		
FINRA deposits	1,249	87
Total Assets	**$ 15,391**	**$ 9,364**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Federal income taxes payable	$ 162	$ ---
Commissions payable	466	---
	628	---
Stockholder's Equity		
Common stock - $1 stated value: 60,000 shares authorized 50 shares issued and outstanding	50	50
Paid-in capital	11,157	11,157
Retained earnings/(accumulated deficit)	3,556	(1,843)
Total Equity	14,763	9,364
Total Stockholder's Equity	**$ 15,391**	**$ 9,364**

The Accompanying Notes are an Integral Part of These Financial Statements.

Fenwick Securities, Inc.
Statements of Operations
For the Years Ended December 31, 2013 and 2012

	2013	2012
REVENUE		
Commissions	$ 90,998	$ 83,785
Interest income	2	4
Total Revenue	91,000	83,789
OPERATING EXPENSES		
Commissions	29,226	27,929
Management fees	36,000	44,400
Professional fees	18,048	12,956
Fees	1,589	2,252
Bond	576	729
Total Operating Expenses	85,439	88,266
Income (Loss) Before Provision for Income Taxes	**$ 5,561**	**$ (4,477)**
Provision for Income Taxes	(162)	---
Net Income (Loss)	**$ 5,399**	**$ (4,477)**

The Accompanying Notes are an Integral Part of These Financial Statements.

Fenwick Securities, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2013 and 2012

	Capital Stock		Paid-In	Retained Earnings Accumulated	Total Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
January 1, 2012	50	$ 50	11,157	$ 2,634	$ 13,841
Net Loss	---	---	---	(4,477)	(4,477)
December 31, 2012	50	$ 50	$ 11,157	$ (1,843)	$ 9,364
Net income	---	---	---	5,399	5,399
December 31, 2013	**50**	**$ 50**	**$ 11,157**	**$ 3,556**	**$ 14,763**

The Accompanying Notes are an Integral Part of These Financial Statements.

Fenwick Securities, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 5,399	$ (4,477)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Change in:		
Accounts receivable	(3,344)	---
Deposits	(1,162)	50
Commissions payable	466	---
Federal income tax payable	162	(465)
Net Cash Provided By (Used In) Operating Activities	1,521	(4,892)
Cash at Beginning of Year	9,277	14,169
Cash at End of Year	**$ 10,798**	**$ 9,277**

The Accompanying Notes are an Integral Part of These Financial Statements.

***NOTE A* – Summary of Significant Accounting Policies**

Business Activity

Fenwick Securities, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan corporation that is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions. Its customers are located primarily in Southwest Michigan.

Financial instruments

The Company's financial instruments consist of cash, accounts receivable and current liabilities. The Company's estimates of fair value for financial instruments approximate their carrying amounts.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash Equivalents

For purposes of the statements of cash flows, cash is defined as cash in checking, savings, and money market accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Income Taxes

The Company has adopted ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the years ended December 31, 2013 and 2012, the Company has no material uncertain tax positions to be accounted for in the financial statements under these rules.

Management believes it is no longer subject to income tax examinations for years prior to 2010.

***NOTE B* – Concentration of Credit Risk**

The Company is engaged in various brokerage activities whose counterparties primarily include mutual fund companies, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company sells its products to various customers located near its principal office, primarily within the Southwest portion of Michigan.

***NOTE C* – Related Party Transactions**

The Company has an annual agreement to share office space and certain administrative expenses with another entity under common control. The Company's share of such costs are included in operating expenses as management fees, professional fees and software and totaled $51,348 and $54,816 during the years ended December 31, 2013 and 2012, respectively.

***NOTE D* – Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $8,514 and $9,277 at December 31, 2013 and 2012, respectively, which was $3,514 and $4,277 in excess of its required net capital at December 31, 2013 and 2012, respectively. The Company had aggregate indebtedness totaling $466 at December 31, 2013. The Company did not have any aggregate indebtedness at December 31, 2012.

***NOTE E* – Cash Flow Information**

The Company did not pay for any interest or income taxes during the year ended December 31, 2013. The Company paid federal income taxes totaling $465 during the year ended December 31, 2012.

***NOTE F* – Subsequent Events**

Management has evaluated subsequent events through February 15, 2014, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17a-5

Fenwick Securities, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	14,763
Deductions and/or charges:		
Total nonallowable assets		(1,249)
Net Capital	$	13,514

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	---
Minimum dollar net capital requirement for broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	8,514
Net capital less 120% of requirement	$	7,514

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$	466
Ratio of aggregate indebtedness to net capital		3.45%

At December 31, 2013, there was no material difference between audited net capital above and net capital as reported in the Company's Part II (unaudited) FOCUS report. As a result, no reconciliation has been presented.

The Company claims exemption under section k(1), *Limited Business* (mutual funds and/or variable annuities only). As a result, schedules II, III and IV, required under rule 15c3-3 of the Securities and Exchange Commission, have not been presented.

SEBER TANS, PLC
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Fenwick Securities, Inc.

In planning and performing our audit of the financial statements of Fenwick Securities, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

555 W. Crosstown Parkway, Suite 304
Kalamazoo, Michigan 49008
www.sebertans.com
Phone (269) 343-8180
Fax (269) 343-5419

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seber Tans, PLC

Seber Tans, PLC
Kalamazoo, Michigan

February 15, 2014

SEBER TANS, PLC
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

February 15, 2014

To the Board of Directors
Fenwick Securities, Inc.

We have audited the financial statements of Fenwick Securities, Inc. for the year ended December 31, 2013, and have issued our report thereon dated February 15, 2014. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under Auditing Standards Generally Accepted in the United States of America

As stated in our engagement letter dated February 15, 2014, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note A to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have not been recognized in the financial statements.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

555 W. Crosstown Parkway, Suite 304
Kalamazoo, Michigan 49008
www.sebertans.com

Phone (269) 343-8180
Fax (269) 343-5419

To the Board of Directors
Fenwick Securities, Inc.
February 15, 2014

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. There were no corrected or uncorrected misstatements identified during the audit.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 15, 2014.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Entity's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Entity's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Board of Directors and management of Fenwick Securities, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Seber Tans, PLC

Seber Tans, PLC